Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-178176

PROSPECTUS

LEGEND OIL AND GAS, LTD.

4,762,516 SHARES OF COMMON STOCK

This is a resale Prospectus for the sale of up to 4,762,516 shares of our common stock (“Common Shares”) by the selling shareholders listed herein (each a “Selling Shareholder” and together the “Selling Shareholders”). The Common Shares being registered consist of 3,562,516 Common Shares issued and outstanding, 600,000 shares issuable upon conversion of Convertible Preferred Stock and 600,000 shares underlying stock purchase warrants held by one of the Selling Shareholders.

The Common Shares may be sold by the Selling Shareholders, from time to time, in brokerage transactions on the OTC Bulletin Board at prevailing market prices through a broker nominated by a Selling Shareholder, in privately negotiated transactions for the account of a Selling Shareholder at prices at or near the market price, or in other privately negotiated transactions. See “PLAN OF DISTRIBUTION.” Our registration of the Common Shares for resale does not mean that the Selling Shareholders will offer or sell any of the shares.

We will not receive any proceeds from the sale of our Common Shares by the Selling Shareholders listed herein. If all of the warrants are exercised, we will receive up to $1.2 million based on the exercise price of $2.00 per share, subject to any warrants that are exercised on a “net share” or cashless basis. We have agreed to bear all expenses, other than expenses of the Selling Shareholders’ counsel and stock transfer taxes, in connection with the registration of the Common Shares. The Selling Shareholders will be responsible for all sales commissions in connection with the sale of the Common Shares. See “PLAN OF DISTRIBUTION.”

Our Common Shares are traded on the OTC Bulletin Board under the trading symbol “LOGL.” As of March 14, 2012, the last sale price of our Common Shares as reported on the OTC Bulletin Board was $0.83 per share.

You should read this Prospectus carefully before you invest in any securities. An investment in our Common Stock may involve certain risks. See “Risk Factors” beginning on page 9 to read about the risks you should consider before buying our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 15, 2012.

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, all references in this Prospectus to the “Company,” “we,” “us,” and “our” are to Legend Oil and Gas, Ltd., a Colorado corporation, including our wholly-owned subsidiary Legend Energy Canada Ltd., an Alberta, Canada corporation. All references in this Prospectus to “Legend Canada” are to Legend Energy Canada Ltd. individually.

ABOUT THIS PROSPECTUS

You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date after the date of the document containing the information. Material changes may have occurred to our business, financial condition, results of operations and prospects since that date.

We incorporate important information into this Prospectus by reference. You may obtain the information incorporated by reference into this Prospectus without charge by following the instructions under the heading “Where You Can Find More Information” below. Generally, when we refer to “this Prospectus,” we are referring to this Prospectus as well as to the information incorporated by reference herein. You should carefully read this Prospectus and the additional information described under the heading “Where You Can Find More Information” before investing in our Common Shares.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this Prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Accordingly, you should not rely on those representations, warranties and covenants as accurately representing the state of our affairs.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements. These forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Discussions containing these forward-looking statements may be found, among other places, under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2011 and in our Amendment to Current Report on Form 8-K/A dated October 20, 2011 and filed with the SEC on February 23, 2012, each of which are and incorporated herein by reference. Forward-looking statements include, but are not limited to, statements about:

•	the impact on our business, production, and results of operation from our acquisition of certain oil and gas properties from International Sovereign Energy Corp. on October 20, 2011;

•	pricing and production levels from our oil and gas properties in Canada and in the United States;

•	the extent of the recoverable reserves at our oil and gas properties;

•	the costs of exploration and drilling additional wells on our properties; and

•	whether new wells drilled on our properties encounter oil and gas in commercially recoverable quantities.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “might,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that might cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from our expectations expressed in this Prospectus include, among others: general economic conditions; our ability to integrate acquired businesses into our existing businesses; the competitive environment in which we operate; the unpredictability of our future revenues, expenses, cash flows and stock price; and other risk factors detailed in this Prospectus and from time to time in our other SEC filings. We discuss many of these risks, uncertainties and other factors in greater detail under the heading “RISK FACTORS” contained in this Prospectus, in our Amendment to Current Report on Form 8-K/A dated October 20, 2011 and in our most recent annual report on Form 10-K incorporated herein by reference, as well as any amendments thereto reflected in subsequent filings with the SEC. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should read carefully this Prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results might be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons that actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this Prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our Common Shares. You should read this entire Prospectus, including the “RISK FACTORS” section beginning on page 9, and the documents incorporated by reference, which are described under the heading “Where You Find More Information” below before investing in our Common Shares.

Overview

We are an oil and gas exploration, development and production company. We have oil and gas property interests located in Western Canada (in Berwyn, Medicine River, Joarcam, Red Earth and Swan Hills in Alberta, and Clarke Lake and Inga in British Columbia) and in the United States (in the Piqua region of the State of Kansas and in the Bakken and Three Forks formations in Divide County, North Dakota). Our business focus is to acquire producing and non-producing oil and gas right interests and develop oil and gas properties that we own or in which we have a leasehold interest. We also anticipate pursuing the acquisition of leaseholds and sites within other geographic areas that meet our general investment guidelines and targets. The majority of our operational duties are outsourced to consultants and independent contractors, including for drilling, maintaining and operating our wells, and we maintain a limited in-house employee base.

We were incorporated under the laws of the State of Colorado on November 27, 2000 under the name “SIN Holdings, Inc.” On November 29, 2010, we changed our name to Legend Oil and Gas, Ltd. Our only subsidiary is Legend Canada, which was formed in Alberta, Canada on July 28, 2011, to acquire, own and develop certain oil and gas properties located in Canada. Neither we nor Legend Canada are reporting issuers in any province of Canada.

Recent Events

On October 20, 2011, our wholly-owned subsidiary, Legend Canada completed the acquisition of the majority of the petroleum and natural gas leases, lands and facilities held by International Sovereign Energy Corp. (the “Sovereign Assets”). The assets acquired consisted of substantially all of Sovereign’s assets, including interests in producing oil and gas leasehold properties in Western Canada that have been maintained through the drilling of internally generated low to medium risk exploration and development sites. The principal natural gas leasehold properties are located in Medicine River and Berwyn in Alberta, and Clarke Lake in British Columbia. The assets also include an interest in various light oil properties located in Red Earth and Swan Hills in Alberta, and in Inga in British Columbia.

The net purchase price for the Sovereign Assets consisted of CA$8,905,031 paid in cash and 3,552,516 Common Shares. On October 20, 2011, Legend Canada borrowed CA$5.4 million through its CA$6.0 million revolving credit facility with National Bank of Canada to pay a portion of the purchase price. The remainder of the cash portion of the purchase price, in the amount of CA$3,505,031, was paid using our cash on hand.

Pursuant to our asset purchase agreement with Sovereign, we agreed to file with the SEC, within 30 calendar days following the closing date, a registration statement for the resale of the shares we issued to Sovereign. Sovereign subsequently informally advised us that they would extend the 30-day filing date to allow us sufficient time to complete the pro forma financial statements required for our Amendment to Current Report on Form 8-K/A dated October 20, 2011. We also agreed to use our reasonable best efforts to maintain the effectiveness of the registration statement until the earlier of (i) the date on which all of shares have been sold by Sovereign and (ii) the date that is 12 months after the date that we file this registration statement to which this Prospectus forms a part.

Under our asset purchase agreement with Sovereign, we are required to issue additional Common Shares to Sovereign if the volume weighted average trading price of our Common Shares falls below threshold amounts as provided in further detail in Article 4 of the asset purchase agreement, and incorporated herein by reference. In addition, we granted anti-dilution protection to Sovereign, such that Sovereign would be entitled to receive additional Common Shares from us if we were to sell Common Shares at a price less than $2.00 per share (excluding exercises of outstanding warrants), at any time during the 14-month period following filing of our Amendment to Current Report on Form 8-K/A dated October 20, 2011, containing Form 10 information.

Under our asset purchase agreement with Sovereign, we granted to Sovereign a “put” option to require us to redeem the Common Shares if we fail to obtain listing or quotation of our Common Shares on the NYSE, Amex, NASDAQ, or any other stock market more senior than the OTCBB on or before March 31, 2012. The redemption price is $2.00 per share payable in cash. Further details of this option are contained in Section 4.4 of the asset purchase agreement.

The acquisition of the Sovereign Assets is described in our Amendment to Current Report on Form 8-K/A dated October 20, 2011, and which is incorporated by reference herein.

Our Oil and Gas Properties

We have built our asset base through leasehold interest acquisitions that are geographically focused in Canada (Berwyn, Medicine River, Joarcam, Red Earth and Swan Hills in Alberta, and Clarke Lake and Inga in British Columbia) and in the United States (Piqua, Kansas and Divide County, North Dakota).

Canadian Oil and Gas Properties

As described above, on October 20, 2011, our wholly-owned subsidiary, Legend Canada completed the acquisition of the majority of the petroleum and natural gas leases, lands and facilities held by International Sovereign Energy Corp. The assets acquired consisted of substantially all of Sovereign’s assets, including interests in producing oil and gas leasehold properties in Western Canada that have been maintained through the drilling of internally generated low to medium risk exploration and development sites. The principal natural gas leasehold properties are located in Medicine River and Berwyn in Alberta, and Clarke Lake in British Columbia. The assets also include an interest in various light oil properties located in Red Earth and Swan Hills in Alberta, and in Inga in British Columbia.

We have started an evaluation of the producing and non-producing acreage, for further drilling potential of these Canadian properties. Initial results suggest that there exist two low-risk drilling locations on the Swan Hills, Alberta property, which is currently being developed with one producing vertical oil well. We anticipate that well costs would be approximately $4 million per well. It is our intent to drill the first of these wells upon securing the financing necessary to proceed.

A summary discussion of the oil and gas leasehold properties held by Legend Canada follows.

Medicine River, Alberta

The Medicine River property contains a number of working interests in west central Alberta. Mineral rights vary on the acreage and production is taken from several productive zones within the acreage. Most of the gas production is taken from the shallow Edmonton sands, with oil produced from the Viking sandstone and Pekisko carbonate sections. The Medicine River area is emerging as a resource play area in the Viking sandstone with a number of wells drilled by other companies in close proximity to Legend Canada properties. We are monitoring the activity on these lands in order to determine the timing and strategy relating to horizontal resource drilling potential on Legend Canada properties in the area.

Berwyn, Alberta

The Berwyn property is located in northwestern Alberta. It is comprised of 2,560 acres of land with mineral royalty subject only to Crown, upon which three gas wells have been drilled to test the localized structural features defined by seismic. The stacked nature of the productive gas sands and the significant rates of gas production are expected to facilitate development of additional gas reserves in the area. Currently two wells are producing with a combined total of over 400 MCF/d or 70 Boepd.

Joarcam, Alberta

Legend Canada recently acquired an interest in over 5,760 gross mineral acres in the Joarcam area of central Alberta as part of a joint venture with a third party, and has jointly drilled two test wells into the Viking sandstone formation. Legend Canada has a 40% working interest in the land and wells subject to Alberta Crown royalty. One of the wells was successfully placed on production and is currently producing oil at a rate of 10 BOPD with 5 BOPD net to Legend Canada. Additional mineral lands were acquired in a land sale during July 2011 which has increased Legend Canada’s interest in the properties to seven sections. Additional vertical wells are being contemplated to more fully develop the acreage, while a horizontal drilling program is being considered in the lowermost Viking “C” sandstone formation, which has been successfully developed by other companies to the northwest at Redwater, Alberta.

Red Earth, Alberta

Legend Canada has a small interest in the Slave Point Unit being produced by Harvest Energy at Red Earth, Alberta. The property currently produces approximately 9 BOPD of light sweet crude net to Legend Canada.

Swan Hills and Area, Alberta

Swan Hills contains 480 acres of 100% interest Crown land upon which is located one producing vertical Slave Point oil well. The well produces at a stable rate of 12 BOPD net to Legend Canada. Activity surrounding the acreage suggests that the Swan Hills bank play, which produces out of Slave Point is highly prospective on Legend Canada leasehold properties. Wells directly offsetting our land have demonstrated initial production rates in excess of 1,300 Boepd with greater than 700 BOPD of oil. Legend Canada is negotiating a surface lease for the drilling of its first of two initial wells on the Swan Hills acreage.

Clarke Lake, British Columbia

Clarke Lake is a non-operated gas property in northeastern British Columbia which produces almost 500 MCF/d net to Legend Canada’s interest. That amounts to approximately 80 Boepd. There is little additional development potential expected on the Clarke Lake property.

Other Properties in Alberta and British Columbia

Legend Canada owns a number of minor working interest properties in both Alberta and British Columbia. In total these properties produce a little over 20 Boepd, mostly in oil. Minor development potential is anticipated on these properties. Inga, British Columbia is the major producing property in this group with net production of 12.5 BOPD.

Undeveloped Properties

In addition to the producing properties mentioned above, Legend Canada also owns leases of undeveloped acreage with varying lease terms remaining. The total number of undeveloped acres is currently 37,481 gross acres (28,467 net).

At Swan Hills and Virginia Hills, one and a half sections of undeveloped land is subject to a farm-in agreement with a third party for the drilling of two wells to test the Devonian age Nisku formation. Depth of these wells and the earnings associated with their drilling is above the Swan Hills bank play, which will be retained by Legend Canada. It is expected that the first of these two Nisku wells will be drilled in the first quarter of 2012, at no cost to us, although Legend Canada has the right to participate in the wells with up to a 25% working interest.

U.S. Oil and Gas Properties

Our oil and gas property interests in the United States are located in the Piqua region of the State of Kansas and in the Bakken and Three Forks formations in Divide County, North Dakota. A summary discussion of these U.S. properties follows:

Piqua, Kansas

On October 29, 2010, we completed our first acquisition of an oil and gas property with the purchase of the entire working interest, representing 87.5% of the revenue interest, of certain oil and gas leases held by Piqua Petro Inc., a Kansas corporation, located in Piqua, Kansas (“Piqua”). The acquired leases contain 1,040 net acres with 33 active oil and water injection wells in Woodson County, Kansas. The property is located in the Humboldt-Chanute field producing in the Bartlesville-Squirrel formation at a depth of 740 to 850 feet. The purchase price was approximately $625,000.

Some of the development options for the Piqua properties include infill drilling, water flooding, well bore cleanout, and other drilling on lightly developed producing leases. No significant development had taken place on the leased sites since 2006, so our initial activities focused on maintaining the existing wells and the tie-in of shut in locations.

The main production fairway is contained within the Ellis, Bennett and Orth-Gillespie leases, where additional development locations can be drilled in an effort to more fully develop the Squirrel sand reservoir. Neither the Ellis nor the Orth-Gillespie leases have adequate water injection to provide the necessary pressure support. We intend to either convert existing wells or drill new locations in an effort to improve the pressure support provided by these injectors.

Beginning in June 2011, we drilled three additional wells on the Orth-Gillespie leased property with the objective of increasing the number of development wells drilled into the Squirrel sand reservoir. In addition, we wanted to see if the pool could be more fully delineated and to increase its understanding of the thickest part of the Squirrel reservoir. The results of two of the wells suggested similar thickness in reservoir on the eastern side of the Piqua property with measurable oil shows in both wells. The third well, which was drilled on the west side of the property, presented a thicker overall squirrel zone with additional oil. In addition to the drilling of these wells, we also re-completed a standing well located on an adjacent lease in the Squirrel reservoir zone. All four wells are currently producing oil.

We are drilling a further development program of wells on three of our producing leases in the Piqua area. Drilling, completion and equipment costs for wells at the Piqua properties are expected to be no more than approximately $30,000 per well.

Divide County, North Dakota

On February 25, 2011, after evaluating and studying various opportunities, we completed the acquisition of seven leaseholds on land in Divide County, North Dakota totalling 3,840 gross acres (net 167.11 acres) with all mineral rights including the Bakken and Three Forks formations. The term of each of the seven leases is five years. The acquisition price was $58,489. On March 23, 2011, we completed a second acquisition of eight leaseholds within this same area in Divide County, North Dakota, adding an additional 201.88 net acres. The term of each of the eight leases is five years. The acquisition price was $70,658. On March 30, 2011, we completed a third acquisition of one leasehold interest within the same area in Divide County, North Dakota, adding an additional 27.54 net acres. The term of the lease is five years. The acquisition price was $9,638. Total acquired leases in Divide County North Dakota consist of 3,840 gross acres (net 396.53 acres) with all mineral rights including the Bakken and Three Forks formations.

The leases are contiguous in nature and are in close proximity to the development of the Three Forks play, being actively drilled by SM Energy and Baytex Energy in the Ambrose field to the east of the property covered by the acquired leases. These acquisitions gave us an approximately 10% working interest in seven sections of land. The Bakken Shale Formation stretches across portions of North Dakota and Montana. No drilling or production has commenced at the Bakken or Three Forks properties, and we classify these properties as “unproven properties”. Well costs are projected to total approximately $6 million per well, with our share being approximately $600,000 per well. With the leases having five-year terms, we do not have an obligation to drill if we do not have sufficient funds to do so.

Financial Information

In connection with our acquisition of the Sovereign Assets on October 20, 2011, we filed with the SEC the following unaudited pro forma financial information giving effect to the acquisition:

•	Unaudited pro forma consolidated balance sheet as of September 30, 2011;

•	Unaudited pro forma consolidated statements of operations for the fiscal year ended December 31, 2010; and

•	Unaudited pro forma consolidated statements of operations for the nine-month period ended September 30, 2011.

We also filed historical financial statements for International Sovereign Energy Corp. for the year ended December 31, 2010 and for the nine months ended September 30, 2011. The pro forma financial information was filed as an exhibit to our Amendment No. 3 to Current Report on Form 8-K/A dated October 20, 2011 and filed with the SEC on February 23, 2012; Sovereign’s financial statements were filed as an Exhibit to our Amendment No. 2 to Current Report on Form 8-K/A dated October 20, 2011 and filed on January 11, 2012; and which are incorporated herein by this reference.

Interested readers should review the unaudited pro forma information in conjunction with the consolidated financial statements, related notes and other financial information included in our annual report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 31, 2011 and incorporated herein by reference.

Employees

As of March 15, 2012, we have one full-time employee in the U.S., Mr. Vandeberg, and Legend Canada has three full-time employees, consisting of Mr. Diamond-Goldberg, an engineer and a controller who will each be involved with both U.S. and Canadian operations. We have a common management team with Legend Canada, sharing two executive officers who handle all day-to-day management responsibilities for the two entities. We and Legend Canada retain engineers, geologists, landmen, pumpers, and other personnel on a contract or fee basis as necessary for our field and office operations.

Principal Offices

Our principal offices are located at 1420 5th Avenue, Suite 2200, Seattle, Washington, 98101, USA, and our registered office is located at 36 South 18th Avenue, Suite D, Brighton, Colorado 80601, USA. The registered office of Legend Canada is located at 840 – 6th Avenue SW, Suite 230, Calgary, Alberta T2P 3E5, Canada. Our Internet website is located at: http://www.legendoilandgas.com. The information included at our corporate website is not intended to comprise a part of this Prospectus.

The Offering

On October 20, 2011, we issued 3,552,516 Common Shares to Sovereign as partial payment of the purchase price for the acquisition of Sovereign Assets. This Prospectus covers the resale of such Common Shares, as described below. This Prospectus also covers the resale of Common Shares that are issuable upon conversion of outstanding shares of Convertible Preferred Stock and upon exercise of outstanding stock purchase warrants held by a Selling Shareholder. In addition, this Prospectus covers the resale of outstanding restricted Common Shares held by a Selling Shareholder.

Common Stock offered by Selling Shareholders:	4,762,516 Common Shares

Selling Shareholders:	See “SELLING SHAREHOLDERS” beginning on page 17.

Common Stock outstanding:	50,642,516 Common Shares as of March 15, 2012.

Use of proceeds:	All proceeds of this offering will be received by the Selling Shareholders for their own accounts. See “USE OF PROCEEDS” on page 18

OTC Bulletin Board Trading Symbol:	LOGL

Risk Factors:	You should read the “RISK FACTORS” section of this Prospectus beginning on page 9, as well as other cautionary statements throughout or incorporated by reference in this Prospectus, before investing in our Common Shares.

RISK FACTORS

Our business, financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or anticipated future results. You should carefully consider the risk factors set forth below and in the documents identified under the caption “Where to Find Additional Information,” as well as the other information appearing in this Prospectus and the documents to which we refer you, including those incorporated by reference, before making an investment in our Common Shares.

Risks Relating to Our Business

Our bank debt is payable on demand, and we may not have sufficient funds available to repay the loan if is called earlier than we anticipate.

On October 19, 2011, Legend Canada drew down CA$5.4 million on its CA$6.0 million credit facility with the National Bank of Canada. The Bank has the right to demand repayment of the loan at any time. We currently do not have sufficient cash assets to repay the loan in full if the Bank were to demand repayment. We may not have sufficient funds to repay the loan if it is called earlier than we plan. In such a case, we would be forced to sell assets or renegotiate with the Bank. The loan is secured by security interests in all of the assets of Legend Canada, including the Sovereign Assets. In addition, the CA$6.0 million borrowing base under this credit facility is subject to an annual review by the Bank and there is no assurance that the available credit facility will continue to be available or whether it will be reduced. If the bank reduces the amount available under the credit facility, we would be required to repay the bank an amount to reduce our outstanding loan balance. Any such action by the Bank could have a material adverse effect on our financial condition and business.

If we are unable to obtain listing or quotation of our Common Shares on a market more senior than the OTCBB, Sovereign and holders of our Convertible Preferred Shares may exercise their put option.

Under the terms of our Convertible Preferred Shares, each holder of those shares has a “put” option to require us to redeem any or all of the Convertible Preferred Shares held by such holder if our Common Shares are not listed for trading or otherwise quoted on the NYSE, Amex, NASDAQ, or any other stock market more senior than the OTCBB on or before the March 31, 2012. Similarly, under the Asset Purchase Agreement with Sovereign, we granted Sovereign the same “put” option on their Common Shares. In each case, the redemption price is $2.00 per share, payable in cash. We intend to apply for and use our best efforts to obtain the listing of our Common Shares on a senior market. We believe that we currently satisfy the initial listing standards for the OTCQX and that the OTCQX is a market more senior to the OTCBB. If there is a disagreement that the OTCQX is more senior, we may need to seek listing on the American Stock Exchange or the Nasdaq system, in which case we currently do not meet all of the initial listing standards for the American Stock Exchange or Nasdaq, particularly the corporate governance requirements and director independence. There is no assurance that we will be able to obtain or maintain a more senior listing for our Common Shares. We currently do not have sufficient cash assets to repurchase the shares in full if either put option were to be exercised. If we are unable to redeem any putted shares, we will be in breach of our agreements with the affected holder of the shares, which could result in substantial monetary damages and costs incurred and thus a material adverse effect on our business. In such a case, we would be forced to sell assets or renegotiate with the affected shareholders. The substantial exercise of either put option would have a material adverse effect on our financial condition and business.

We are highly dependent on Marshall Diamond-Goldberg, our President, and James Vandeberg, our Vice President and Chief Financial Officer. The loss of either of them, upon whose knowledge, leadership and technical expertise we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of Marshall Diamond-Goldberg and James Vandeberg, whose knowledge, leadership and technical expertise would be difficult to replace, and on our ability to retain and attract experienced engineers, geoscientists and other technical and professional contract staff. If we were to lose the services of either Messrs. Diamond-Goldberg or Vandeberg, our ability to execute our business plan would be harmed and we may be forced to cease or limit operations until such time as we are able to attract a suitable replacement. Mr. Diamond-Goldberg provides his services through a consulting agreement with Marlin Consulting Corp., a corporation solely owned and operated by Mr. Diamond-Goldberg; however, he and his consulting firm may terminate the services provided to us at any time. We do not have an employment agreement with Mr. Vandeberg. We do not maintain key person life insurance on either person.

We may be unable to obtain additional capital required to implement our business plan, which could restrict our ability to grow.

We expect that our cash position, unused credit facility and revenues from crude oil and natural gas sales will be sufficient to fund our 2012 drilling program. However, those funds will not be sufficient to fund both our continuing operations and our planned growth. We will need additional capital to continue to grow our business via acquisitions and to further expand our exploration and development programs. We may be unable to obtain additional capital if and when required.

Future acquisitions and future exploration, development, production and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources will not be sufficient to fund our planned expansion of operations in the future.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our shareholders. Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities. In addition, we have granted and will continue to grant equity incentive awards under our equity incentive plans, which may have a further dilutive effect.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the state of the capital markets (both generally and in the crude oil and natural gas industry in particular), our limited operating history, the location of our crude oil and natural gas properties and prices of crude oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us), and the strength of our key employees. Further, if crude oil or natural gas prices on the commodities markets decline, our revenues will likely decrease and such decreased revenues may increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease or limit our operations, divest our assets at unattractive prices or obtain financing on unattractive terms.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

Our estimates of crude oil and natural gas reserves may be inaccurate and our actual revenues may be lower than our financial projections.

Determining the amount of oil and gas recoverable from various formations where we have exploration and production activities involves great uncertainty. The process of estimating oil and natural gas reserves is complex and requires us to make significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each property. As a result, reserve estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from the estimates.

Projecting our expenditures on developing newly discovered oil or natural gas reserves in commercially viable quantities is difficult due to the inherent uncertainties of drilling in less known formations, the costs associated with encountering various drilling conditions, such as over-pressured zones and lost equipment, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

If actual production results vary substantially from reserve estimates or our costs of development are significantly higher than projected, we will not meet our projections, which could result in a net loss and the impairment of our oil and natural gas properties.

We have a limited operating history, and may not be successful in achieving or sustaining profitable business operations.

We have a limited operating history and have not generated a sustained profit. Our business operations must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the crude oil and natural gas industry. We first generated revenues from operations in the quarter ended December 31, 2010. There can be no assurance that our business operations will prove to be successful in the long-term. Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;

•	success of our development and exploration;

•	demand for and pricing of natural gas and crude oil;

•	the level of our competition;

•	our ability to attract and maintain key management and employees; and

•

our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or crude oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve and sustain profitability in the future, we must, alone or with others, successfully manage the factors stated above, as well as continue to develop ways to enhance our production efforts. Despite our best efforts, we may not be successful in our exploration or development efforts, or obtain required regulatory approvals. There is a possibility that some of our wells may never produce natural gas or crude oil. Our failure to successfully address the obstacles that may arise, including those discussed above, could have a material adverse effect on our business.

We rely on third-party contractors in performing the majority of our operations.

The majority of our operational duties are outsourced to consultants and independent contractors, including for drilling, maintaining and operating our wells, and we maintain a limited in-house employee base. We may not be able to hire or retain the services of qualified third-parties as and when needed, or on commercially acceptable terms. In such a case, we may be required to curtail or significantly reduce operations, or expand our personnel to perform operations. In addition, we may not be able to properly control the timing and quality of work conducted by these third parties with respect to our projects. Our operating expenses may significantly increase. Any of these actions would have a material adverse effect on our results of operations, financial condition and business.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire additional properties, to increase our oil and natural gas reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with strategic partners, vendors, distributors and other industry participants. To continue to develop our business, we will endeavor to use the business relationships of our management to enter into strategic relationships, which may take the form of joint ventures or contractual arrangements with other oil and gas companies, including those that supply equipment and other resources which we may use in our business. We may not be able to establish these strategic relationships, or if established, we may not be able to adequately maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to in order to fulfill our obligations to these partners or maintain relationships. If our strategic relationships are not established or maintained, our business, prospects, financial condition and results of operations may be materially adversely affected.

We have short-term leases on our undeveloped properties.

Our leases on certain undeveloped leasehold acreage may expire over the next one to eight years. A portion of our acreage is not currently held by production. Unless production in paying quantities is established on units within these leases during their primary terms or we obtain extensions of the leases, these leases will expire. If our leases expire, we will lose our right to develop the leased properties.

Challenges to title to our properties may impact our financial condition.

Title to oil and gas properties, including those purchased from Sovereign, is often not capable of conclusive determination without incurring substantial expense. Although we perform title work on all properties and other development rights we acquire, title defects may exist. In addition, we may be unable to obtain adequate insurance for title defects, on a commercially reasonable basis or at all. If title defects do exist, it is possible that we may lose all or a portion of our right, title and interests in and to the properties to which the title defects relate. To mitigate title problems, common industry practice is to obtain a “title opinion” from a qualified oil and gas attorney prior to the drilling operations of a well. Although we intend to follow industry practice, if our property rights are reduced, our ability to conduct our exploration, development and production activities may be impaired, which would have a material adverse effect on our business.

The possibility of a global financial crisis may significantly impact our business and financial condition for the foreseeable future.

The credit crisis and related turmoil in the global financial system may adversely impact our business and our financial condition, and we may face challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise financing, which could have a material negative impact on our flexibility to react to changing economic and business conditions. The economic situation could have a material negative impact on contracted operators upon whom we are dependent for drilling our wells, our lenders or customers, causing them to fail to meet their obligations to us. We believe we will have sufficient capital to fund our 2012 drilling program. However, additional capital will be required in the event that we accelerate our drilling program or that crude oil prices decline substantially resulting in significantly lower revenues. Additionally, market conditions could have a material negative impact on any crude oil hedging arrangements we may employ in the future if our counterparties are unable to perform their obligations or seek bankruptcy protection.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could impact the economic viability of our leasehold interests and properties.

Our future success will depend on the success of our exploration, development, and production activities, all of which are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decision to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining qualified personnel, equipment or supplies, including drilling rigs and CO2;

•	equipment failures or accidents; and

•	adverse weather conditions, such as freezing temperatures and storms.

The presence of one or a combination of these factors at our properties could adversely affect our business, financial condition and results of operations.

Drilling new wells could result in new liabilities, which could endanger our interests in our properties and assets.

There are risks associated with the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, craterings, sour gas releases, fires and spills, among others. The occurrence of any of these events could significantly reduce our revenues or cause substantial losses, impairing our future operating results. We may become subject to liability for pollution, blow-outs or other hazards. We do our best to insure against these hazards; however, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. The payment of such liabilities could reduce the funds available to us or could, in an extreme case, result in a total loss of our properties and assets. Moreover, we may not be able to maintain adequate insurance in the future at rates that are considered reasonable. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Decommissioning costs are unknown, may be substantial and could divert resources from other projects.

We may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which we use for production of oil and natural gas reserves. Abandonment and reclamation of these facilities and the associated costs are often referred to as “decommissioning”. We have not established any cash reserve account for these potential costs in respect of any of our properties. If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business and may dilute the ownership interests of our shareholders.

We may be prevented from conducting our business if we cannot obtain or maintain necessary licenses.

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governments, among other factors. Our inability to obtain, or the loss of or denial of extension of, any of these licenses or permits could hamper or prevent us from operating our business.

We may have difficulty distributing our production, which could harm our financial condition.

In order to sell oil and natural gas that we are able to produce, we will have to make arrangements for storage and distribution to the market. We rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate. This situation could be particularly problematic to the extent that our operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. These factors may affect our ability to explore and develop properties and to store and transport our oil and natural gas production and may increase our operating expenses.

Fluctuations in exchange rates could adversely affect our business.

With our acquisition of the Sovereign Assets, consisting of producing properties in Alberta and British Columbia, Canada, most of our operations will be in Canada and most of our sales will be in Canadian dollars. Our cash flows will be impacted by the foreign exchange rate between the U.S. dollar and the Canadian dollar. Appreciation or depreciation in the value of the Canadian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We have not entered into any currency hedging transactions to protect us against this risk, and while we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to satisfactorily hedge our exposure.

Risks Related to Our Industry

Environmental risks may adversely affect our business.

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, state, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner that we expect may result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. Compliance with environmental laws applicable to our business may cause us to curtail our future production or increase the costs of our production, development or exploration activities. If substantial enough, the costs could cause us to cease operations.

Government regulations and legal uncertainties could affect our ability to profitably explore and develop oil or gas resources.

Legislative and regulatory actions by governments may lead to changes in laws or regulations that negatively affect various aspects of oil and natural gas exploration and production, including within the primary geographic areas in which we have interests in oil and gas properties. The adoption of new laws or regulations, or the application of existing laws may decrease the growth in the demand or alter the cost of exploring for and developing natural resources which could in turn decrease the usage and demand for our production or increase our costs of doing business. Any of these restrictions could have a material adverse effect on our financial position.

Companies operating in the oil and gas industry are subject to substantial competition.

The oil and gas industry is highly competitive. Other oil and gas companies may seek to acquire oil and gas leases and other properties and services that we require to operate our business in the planned areas. This competition is increasingly intense as prices of oil and natural gas have risen in recent years. Additionally, other companies engaged in our line of business may compete with us in obtaining capital from investors. Competitors include larger companies that may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage in the industry. If we are unable to compete effectively or respond adequately to competitive pressures, our results of operation and financial condition may be materially adversely affected.

The domestic prices at which oil and natural gas trade in the open market have experienced significant volatility, which makes forecasting revenues difficult.

The prices we will receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Especially in recent years, the domestic prices at which oil and natural gas trade in the open market have experienced significant volatility, and we believe will likely continue to fluctuate in the foreseeable future due to a variety of influences beyond our reasonable control, including without limitation the following:

•	the price and quantity of imports of foreign oil and gas;

•	political and economic conditions, including embargoes, in oil-producing countries or affecting other oil-producing activity;

•	the level of global and domestic oil and gas exploration and production activity and inventories;

•	technological advances affecting the level of oil and gas consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of oil and gas pipelines and other transportation facilities;

•	the price and availability of competitors’ supplies of oil and gas in captive market areas;

•	the introduction, price and availability of alternative forms of fuel to replace or compete with oil and natural gas;

•	domestic and foreign demand for oil and natural gas by both refineries and end users;

•	competitive measures implemented by competitors in the oil and gas industry;

•

political climates in nations that traditionally produce and export significant quantities of oil and natural gas and regulations and tariffs imposed by exporting and importing nations, including actions taken by the Organization of Petroleum Exporting Countries; and

•	adverse weather conditions, including freezing temperatures and severe storms.

Advanced technologies available in the industry cannot eliminate exploration risks.

Even when used and properly interpreted, three-dimensional (3-D) seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. Such data and techniques do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. In addition, three-dimensional (3-D) seismic data becomes less reliable when used at increasing depths. We could incur losses as a result of expenditures on unsuccessful wells. If exploration costs exceed our estimates, or if exploration efforts do not produce results which meet our expectations, our exploration efforts may not be commercially successful, which could adversely impact our ability to generate revenues from operations.

Risks Associated with Our Securities

Our Board of Directors’ ability to issue undesignated Preferred Shares and the existence of anti-takeover provisions may depress the value of our Common Shares.

Our authorized capital includes 100,000,000 Preferred Shares, of which 2,300,000 shares have been designated as Convertible Preferred Shares and the remaining 97,700,000 shares are undesignated, blank check Preferred Shares available for issuance. Our Board of Directors has the power to issue any or all of the Preferred Shares, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without shareholder approval. Our Board may, in the future, consider adopting additional anti-takeover measures. The authority of our Board to issue undesignated stock and the anti-takeover provisions of Colorado law, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of us that are not approved by our Board. As a result, our shareholders may lose opportunities to dispose of their Common Shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price, voting and other rights of the holders of Common Shares may also be affected.

Our Common Shares are quoted on the Over-the-Counter Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our Common Shares are quoted on the Over-the-Counter Bulletin Board. The OTCBB is a significantly more limited market than the New York Stock Exchange, the American Stock Exchange or NASDAQ system. The OTCBB market is an inter-dealer market much less regulated than the major exchanges and the Common Shares are subject to abuses, volatility and shorting. There is currently no broadly followed and established trading market for our Common Shares. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the level of liquidity available to the holders of our Common Shares.

It may not be possible to sell your Common Shares within any particular time period, for an acceptable price, or at all. There is no certainty that a holder of Common Shares will be able to identify a buyer for Common Shares or realize any monetary value whatsoever from a sale thereof.

Our Common Shares are considered highly speculative and there is no certainty that Common Shares will continue to be quoted for trading on the OTCBB or on any other form of quotation system or stock exchange, and even if the Common Shares were to be listed on a quotation system or stock exchange senior to the OTCBB, the Common Shares would continue to be subject to the resale restrictions and other limitations described above.

Our Common Shares are thinly traded, so you may be unable to sell at or near asking prices or at all.

Currently, our Common Shares are quoted in the OTCBB and the trading volume in our Common Shares may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTCBB stocks and certain major brokerage firms restrict their brokers from recommending OTCBB stocks because they are considered speculative, volatile and thinly traded. The market price of our Common Shares could fluctuate substantially due to a variety of factors, including market perception of its ability to achieve its planned growth, quarterly operating results of other companies in the same industry, trading volume in the Common Shares, changes in general conditions in the economy and the financial markets or other developments affecting us or our competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our Common Shares.

The trading volume of our Common Shares has been and may continue to be limited and sporadic. As a result of such trading activity, the quoted price for our Common Shares on the OTCBB may not necessarily be a reliable indicator of its fair market value. When fewer shares of a security are being traded on the OTCBB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Due to lower trading volumes in the Common Shares, there may be a lower likelihood of one’s orders for Common Shares being executed, and current prices may differ significantly from the price one was quoted at the time of one’s order entry. Further, if our Common Shares cease to be quoted, holders would find it more difficult to dispose of their Common Shares or to obtain accurate quotations as to the market value of the Common Shares and as a result, the market value of the Common Shares likely would decline.

Our Common Shares may not become listed or quoted on a stock market senior to the OTCBB.

We plan to apply for quotation of our Common Shares on the OTCQX as soon as reasonably practicable. We believe that we currently satisfy the initial listing standards for the OTCQX and that the OTCQX is a market more senior than the OTCBB. In the future, we may seek to apply for listing on the American Stock Exchange or on Nasdaq. Currently, we do not meet all of the initial listing standards for the American Stock Exchange or Nasdaq, particularly the corporate governance requirements and director independence. There are no assurances that we will satisfy the applicable listing standards of any such market that we apply to, or that we will be able to obtain or maintain a more senior listing of our Common Shares.

We are subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may make it difficult for our stockholders to sell their shares.

Our common stock is subject to the SEC regulations for “penny stock.” Penny stock includes any non-NASDAQ or other exchange listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock which disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

In addition, our common stock is subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 (exclusive of the value of their primary residence) or annual incomes exceeding $200,000 individually, or $300,000 together with their spouse)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their shares of such common stock.

If we raise capital through the sale of equity securities, your ownership percentage will be diluted.

Any additional capital we raise through the sale of our equity securities will dilute the ownership percentage of our shareholders. Raising any such capital could also result in a decrease in the nominal fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities that we issue in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, all of which may have a dilutive effect to existing investors.

The elimination of monetary liability against our directors, officers and employees under Colorado law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our organizational documents contain provisions that limit the liability of our directors for monetary damages and provide for indemnification of our executive officers and directors. These provisions may discourage shareholders from bringing a lawsuit against our officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against its officers and directors even though such action, if successful, might otherwise have benefited the shareholders. We may also have contractual indemnification obligations under our agreements with our officers. In addition, to the extent that costs of settlement and damage awards against our officers or directors are paid by us pursuant to the indemnification provisions in our governing documents, this actually may have the effect of deterring the shareholder from bringing suit against our officers or directors. We have been advised that the SEC takes the position that these types of indemnification provisions are unenforceable under applicable federal and state securities laws.

Restricted securities may not be resold outside of a registered offer and sale

Securities that we sell and issue and that have not been registered under the Securities Act are “restricted securities” within the meaning of Rule 144. As a result, such restricted securities may not be offered, sold, pledged or otherwise transferred by the holders of such shares, directly or indirectly, unless the shares are registered under the Act and all applicable states securities laws, or unless there is an available exemption or exclusion from such registration requirements.

Unless certain conditions are met, Rule 144 is not available for the resale of securities of issuers that are, or have ever previously been, issuers with (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents (a “shell company”). The Asset Purchase Agreement with Sovereign concluded that we may have been at one time a “shell company” in the past. We believe that we were never a shell company and that, even if we were deemed to have been a shell, we ceased to be a shell company in October 2010, when we acquired our first oil and gas producing properties, and that the filing of our Annual Report on Form 10-K for the year ended December 31, 2010 satisfied the Form 10 disclosure requirements. However, if it is deemed that we did not satisfy the conditions for use of Rule 144, our shareholders would not be able to use Rule 144 for resales of restricted securities.

SELLING SHAREHOLDERS

The 4,762,516 Common Shares being offered for resale pursuant to this Prospectus consist of the following:

•	3,552,516 Common Shares issued to Sovereign as partial payment of the purchase price for the acquisition of the Sovereign Assets;

•	600,000 Common Shares issuable upon conversion of outstanding shares of Convertible Preferred Stock;

•	600,000 Common Shares issuable upon exercise of warrants held by a Selling Shareholder at an exercise price of $2.00 per share; and

•	10,000 Common Shares issued and outstanding and held by a Selling Shareholder.

The Common Shares offered under this Prospectus may be sold from time to time for the account of the Selling Shareholders named in the following table. See “PLAN OF DISTRIBUTION.” However, the Selling Shareholders are not obligated to sell any of the shares of our Common Shares offered by this Prospectus. The table below contains information, to our knowledge, regarding each Selling Shareholder’s beneficial ownership of our Common Shares as of March 15, 2012, and as adjusted to reflect the sale of the shares offered hereby, assuming that all of the shares offered hereby will be sold.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of the security, has or shares the power to dispose of or direct the disposition of the security, or has the right to acquire the security within 60 days.

	Shares Beneficially Owned Prior to the Offering		Shares	Shares Beneficially Owned After the Offering (1)
Shareholder	Number	Percent of Class	Being Offered	Number	Percent of Class
International Sovereign Energy Corp. (2)	3,552,516	7.0%	3,552,516	—	—
Perth Finance International S.A. (3)	1,200,000	2.3	1,200,000	—	—
Midsouth Capital Inc. (4)	10,000	**	10,000	—	—
Total	4,762,516	9.2%	4,762,516	—	—

**	Less than one percent
(1)	Assumes the sale of all of the Common Shares offered hereby. This registration statement also covers any additional Common Shares which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalizations or other similar transactions effected without receipt of consideration which results in an increase in the number of outstanding Common Shares.
(2)	We issued 3,552,516 Common Shares to International Sovereign Energy Corp. as partial payment for the acquisition of the Sovereign Assets. International Sovereign Energy Corp. is a Canadian based publicly traded exploration and production company with offices in Calgary, Alberta, and its stock is listed for trading on the Toronto Stock Exchange. Pursuant to the Asset Purchase Agreement, we agreed to file a registration statement with the SEC for the resale of the shares we issued to Sovereign. We also agreed to use our reasonable best efforts to maintain the effectiveness of the registration statement until the earlier of (i) the date on which all of shares have been sold by Sovereign and (ii) the date that is 12 months after the date that we file the registration statement to which this Prospectus is a part with the SEC. The natural persons exercising shared voting and dispositive control over the shares of our common stock held by the selling shareholder are Sharad Mistry and John Lokke, the current CEO and a director of Sovereign. The address for Sovereign is 230, 840-6th Ave SW, Calgary, Alberta T2P 3E5.
(3)

The shares beneficially owned by Perth Finance International S.A. consist of (i) 600,000 Common Shares issuable upon conversion of 600,000 shares of Convertible Preferred Stock and (ii) 600,000 Common Shares issuable upon exercise of outstanding Common Share warrants at an exercise price of $2.00 per share. The natural persons exercising shared voting and dispositive control over the shares of our common stock held by the selling shareholder are Hans Büchel, President and Director, Yvonne Sulser-Büchel, Secretary, and Jürg Fluck, Treasurer. The address for Perth Finance International is Urb. Marbella, 53rd E, MMG Tower, Piso 15, Panama City, Panama.

(4)	Midsouth Capital Inc. is a registered broker-dealer with FINRA. On September 28, 2011, we entered into an engagement agreement with Midsouth to provide certain financial advisory services to us. We issued 10,000 restricted Common Shares to Midsouth as part of its compensation under the engagement agreement. The natural person exercising sole voting and dispositive control over the shares of our common stock held by the selling shareholder is Ronald J. Bateh, President and CEO. The address of Midsouth Capital is 1050 Crown Pointe Parkway, Suite 200, Atlanta, GA 30338.

USE OF PROCEEDS

The Selling Shareholders are offering all of the Common Shares covered by this Prospectus. We will not receive any of the proceeds from the sale of the Common Shares.

This Prospectus includes 600,000 Common Shares issuable upon exercise of outstanding Common Share warrants at an exercise price of $2.00 per share. If all of the warrants are exercised, we will receive up to $1.2 million based on the exercise price of $2.00 per share, subject to any warrants that are exercised on a “net share” or cashless basis. If the warrants are exercised using a cashless exercise, we will not receive any cash proceeds. We cannot predict whether any of the warrants will be exercised by the Selling Shareholder, or that the Selling Shareholder will elect to exercise the warrants by paying us cash, instead of using the cashless exercise feature of the warrants. Any proceeds that we receive from the payment of the exercise price for the warrant will be used for general working capital.

We are paying all expenses incurred in connection with the registration of the shares of Common Shares offered by this prospectus.

PLAN OF DISTRIBUTION

The Selling Shareholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their Common Shares on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of their Common Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Common Shares owned in their name and, if they default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the Common Shares, from time to time, under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act to include the pledgee, transferee or other successors in interest as the Selling Shareholders under this Prospectus. The Selling Shareholders also may transfer the Common Shares in other circumstances, in which case the transferees, pledges, or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

In connection with the sale of our Common Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions and may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Common Shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the Common Shares offered by them will be the purchase price of the Common Shares less discounts or commissions, if any. The Selling Shareholders reserve the right to accept and, together with their respective agents from time to time, to reject, in whole or in part, any proposed purchase of Common Shares to be made directly or through agents.

The Selling Shareholders also may resell all or a portion of the Common Shares in transactions on the OTC Bulletin Board in reliance upon Rule 144 under the Securities Act, provided that such transaction meets the criteria and conforms to the requirements of that rule.

Any underwriters, broker-dealers, or agents that participate in the sale of the Common Shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

To the extent required, the Common Shares to be sold, the name of the Selling Shareholder, the respective purchase prices and public offering prices, the names of any agent, dealer, or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with Sovereign to use our reasonable best efforts to maintain the effectiveness of the registration statement until the earlier of (i) the date on which all of shares have been sold by Sovereign and (ii) the date that is 12 months after the date that we file this registration statement to which this Prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be read and copied at the SEC Public Reference Room, 100 F Street NE, Washington, D.C. 20549.

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1–800–SEC–0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s website at http://www.sec.gov.

We make available, free of charge on our website at www.legendoilandgas.com, copies of our filings with the SEC, including our annual report on Form 10–K, quarterly reports on Form 10–Q, proxy statements, and current reports on Form 8–K as well as amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act, together with Section 16 insider beneficial stock ownership reports, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with them into this Prospectus. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including our annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this Prospectus.

Any information that we file with the SEC, specifically, those documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Regulation FD and/or Regulation G disclosure furnished under Item 9 and/or Item 12 of a current report on Form 8-K (or, if amended, the appropriate Items relating to such disclosures) and exhibits relating to such disclosures, unless otherwise specifically stated in any such current report on Form 8-K), after the initial filing of the registration statement that contains this Prospectus and prior to the time that the Selling Shareholders sell all of the securities offered by this Prospectus, will be incorporated by reference into this Prospectus and will automatically update and supersede the information in this Prospectus and any previously filed document.

We have filed the following documents with the SEC, which are hereby incorporated by reference into this Prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2010, filed on March 31, 2011;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2011, filed on May 13, 2011;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2011, filed on August 12, 2011;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2011, filed on November 14, 2011 and Amendment No. 1 to our quarterly report on Form 10-Q/A filed on February 23, 2012;

•

our current reports on Form 8-K during calendar year 2011 filed on January 25, January 28, February 17, March 9, May 9, May 10, July 7, July 15, August 15, August 23, September 16, September 23, October 26, and November 23, 2011;

•	our current reports on Form 8-K during calendar year 2012 filed on January 11, February 13 and February 23, 2012; and

•

the description of the Common Shares set forth in our current report on Form 8-K/A, dated October 20, 2011 and filed with the SEC on February 23, 2012, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document, by making a written or oral request to our corporate secretary at our corporate offices located at 1420 5th Avenue, Suite 2200, Seattle, Washington 98101 (telephone number: (206) 274-5165).

You should rely only on the information provided in this Prospectus, as well as the information incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this Prospectus or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

LEGAL MATTERS

The validity of the Common Shares offered in this Prospectus is being passed upon by Cairncross & Hempelmann, P.S., our legal counsel.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Peterson Sullivan LLP, an independent registered public accounting firm. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Robison, Hill & Co., an independent registered public accounting firm. Such financial statements have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

In addition, we incorporate by reference into this Prospectus the Audited Consolidated Financial Statements of International Sovereign Energy Corp. for the years ended December 31, 2010 and 2009, which were filed as an Exhibit to our Amendment to Current Report on Form 8-K/A dated October 20, 2011, filed with the SEC on January 11, 2012. The Consolidated Financial Statements of International Sovereign Energy Corp. were audited by Deloitte & Touche LLP, an independent registered public accounting firm. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.